Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Sarcomatrix Therapeutics Corporation
450 Sinclair St
Reno, NV 89501
http://www.sarcomatrix.com

Up to $1,235,000.00 in Common Stock at $2.50
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Sarcomatrix Therapeutics Corporation
Address: 450 Sinclair St, Reno, NV 89501
State of Incorporation: DE
Date Incorporated: May 20, 2022

Terms:

Equity

Offering Minimum: $15,000.00 | 6,000 shares of Common Stock
Offering Maximum: $1,235,000.00 | 494,000 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.50
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Perk

Early Bird

Invest $5,000+ within the first 2 weeks | 2% bonus shares

Invest $10,000+ within the first 2 weeks | 3% bonus shares

Invest $25,000+ within the first 2 weeks | 4% bonus shares

Invest $50,000+ within the first 2 weeks | 5% bonus shares

Flash Perks

Invest $5,000+ between June 15th to June 22nd and receive 5% bonus shares

Invest $5,000+ between July 1st to July 8th and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk — Invest $2,000+ and receive Company Newsletter Updates

Tier 2 Perk — Invest $5,000+ and receive Company Newsletter Updates + 1% bonus shares

Tier 3 Perk — Invest $10,000+ and receive Company Newsletter Updates + exclusive invitations to company events + 1% bonus shares

Tier 4 Perk — Invest $25,000+ and receive Company Newsletter Updates + exclusive invitations to company events + direct communication channels with the company's leadership via email + 1% bonus shares

Tier 5 Perk — Invest $50,000 and receive Company Newsletter Updates + exclusive invitations to company events + direct communication channels with the company's leadership via email + ability to provide insight/feedback into the Company's research and development process + 1% bonus shares

Loyalty Perk

As you are a reservation holder or physician treating individuals living with muscular dystrophy, have a family member with muscular dystrophy, or a friend of someone living with muscular dystrophy in Sarcomatrix, you are eligible for additional bonus shares (5%)

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Sarcomatrix Therapeutics Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus and the Reservation Holders Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Description

Sarcomatrix Therapeutics Corporation ("Sarcomatrix" or the "Company") is a biopharmaceutical company pioneering novel therapeutics that leverage our understanding of muscle biology and tissue regeneration to develop therapies that have the potential for broad clinical applicability across multiple disease areas of high unmet need. Our current focus is muscular dystrophy. Muscular dystrophy, a rare disease without a cure, reduces a patient's average life expectancy to 29 years. Our goal is to significantly extend life expectancy and improve quality of life.

Sarcomatrix is in the pre-revenue, pre-commercialization stage of development.

Corporate Structure

Sarcomatrix Therapeutics Corporation was incorporated in Delaware on May 20, 2022.

Intellectual Property

The Company is actively pursuing a license agreement with the University of Nevada, Reno, for a protected portfolio of small molecules α7β1 integrin activators and laminin proteins, used as single agents or in combination with cell/gene therapy, may ultimately cure muscular dystrophy. The Company anticipates that it will be able to secure a license agreement, with a term sheet in the process of being finalized. The IP is critical to the Company's business plan and product(s). See Risk Factors - The company has not yet acquired certain Intellectual Property.

Competitors and Industry

Competitors

Sarcomatrix Therapeutics faces competition in the muscular dystrophy treatment market from established players such as Sarepta Therapeutics, known for its gene therapy and RNA-based treatments, and Solid Biosciences, which focuses on gene therapy for Duchenne Muscular Dystrophy. However, we believe Sarcomatrix sets itself apart with its groundbreaking α7β1 integrin activators and protein replacement therapies, targeting both muscular dystrophy and a wider range of neuromuscular disorders. This dual-focus approach, aimed at not just symptom management but also at disease reversal and muscle regeneration, alongside its robust portfolio of intellectual property and strategic collaborations for clinical development, distinctly positions Sarcomatrix.

Market & Industry

Based on our internal observations, the biopharmaceutical sector, especially in the realm of rare diseases like Duchenne Muscular Dystrophy (DMD) is witnessing a surge in novel therapies, including gene and cell therapies, aimed at targeting the genetic roots of diseases, offering new hope for previously untreatable conditions. There's a growing integration of advanced genetics, bioinformatics, and patient-centric approaches, fostering the development of highly effective and personalized treatments. Regulatory bodies are increasingly supportive of rare disease research, offering fast-track designations, orphan drug statuses, and incentives to encourage the development of new therapies. With rare diseases affecting millions worldwide, there's a heightened focus on addressing these global health challenges, emphasizing the need for innovative treatments that can transcend borders.

Current Stage and Roadmap

Current Stage

Sarcomatrix is working to unveil novel therapeutics that we believe will disrupt the $2B Duchenne Muscular Dystrophy market, where current treatments merely delay progression. We've secured $8M in NIH grants, in combination with our research partner, Strykagen, and support from notable investors for upcoming clinical trials.

Future Roadmap

We're in the process of securing a license for a patent portfolio consisting of over 75 patents, which could help us protect drugs like S-969 and LAM111. With our IP foundation in the works, a powerhouse team of geneticists, chemists, and innovators with 130+ years of experience and a track record of delivering over 20 medicines to the public, we believe Sarcomatrix is on track to revolutionize treatment strategies for muscle disorders. See Risk Factors - The company has not yet acquired certain Intellectual Property.

The challenges the company faces in pursuing the IP portfolio includes finalizing the negotiations, financial obligations of the licensing agreement, regulatory milestones, competition and market risk. The Company believes it will be able to secure the license agreement necessary within the next six (6) months as negotiations are ongoing.

The Team

Officers and Directors

Name: David Robert Craig

David Robert Craig's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: CEO, President, Chairman of the Board
  Dates of Service: December, 2022 - Present
  Responsibilities: CEO responsible for building a fully integrated specialty biotech company. David Craig will be providing Form C sign-off as the Company's Principal Accounting Officer. CEO David Craig has dedicated his expertise to Sarcomatrix for nearly two years, generously forgoing any consulting fees or salary during this period. With the milestone of $300,000 in funding successfully raised, he will begin drawing a reasonable salary, acknowledging his invaluable contributions and steadfast leadership. Equity: 20%

Other business experience in the past three years:

- Employer: Pardes Biosciences
  Title: Consultant
  Dates of Service: February, 2022 - January, 2023
  Responsibilities: Commercialization and enterprisewide infrastructure planning across all departments.

Other business experience in the past three years:

- Employer: Circulant
  Title: Consultant
  Dates of Service: August, 2022 - November, 2022
  Responsibilities: Advising on Market Access for hospital administered drugs.

Other business experience in the past three years:

- Employer: D4Z4
  Title: Consultant, interim CEO
  Dates of Service: July, 2022 - September, 2022
  Responsibilities: Explored business opportunity - drug screening solution for FSHD Muscular Dystrophy

Other business experience in the past three years:

- Employer: Alexion Pharmaceuticals
  Title: Director, Market Access and Informatics
  Dates of Service: July, 2019 - December, 2022
  Responsibilities: Led Market Access team to facilitate reimbursement of Alexion products.

Other business experience in the past three years:

- Employer: D. Craig Consulting, LLC
  Title: Founder and CEO
  Dates of Service: January, 2021 - November, 2022
  Responsibilities: Freelance Consulting for biotech/pharma companies

Name: David Alan Maine

David Alan Maine's current primary role is with Strykagen Corp. David Alan Maine currently services 8 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief of Staff & Founder
  Dates of Service: May, 2022 - Present
  Responsibilities: Founding partner of Sarcomatrix. Have been working with the R&D team since 2013 in developing therapeutics for muscular dystrophy. No Salary; Equity: 20%

Other business experience in the past three years:

- Employer: Strykagen Corp
  Title: CFO
  Dates of Service: October, 2013 - Present
  Responsibilities: I directly support multiple grants from the NIH including accounting, HR, AR/AP, Biz Dev, and any and all non research related activities.

Other business experience in the past three years:

- Employer: University of Nevada, Reno
  Title: Senior Licensing Associate
  Dates of Service: March, 2022 - Present
  Responsibilities: Technology Transfer professional for patents and inventions in the Life Sciences.

Other business experience in the past three years:

- Employer: DxDiscovery
  Title: COO
  Dates of Service: October, 2012 - Present
  Responsibilities: Manage all business operations for well funded diagnostic development company.

Other business experience in the past three years:

- Employer: M2 Medical Intelligence
  Title: COO
  Dates of Service: January, 2016 - December, 2022
  Responsibilities: Business operations and statistical support for software development effort.

Name: Ryan David Wuebbles

Ryan David Wuebbles's current primary role is with Strykagen. Ryan David Wuebbles currently services 10 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Scientific Officer
  Dates of Service: May, 2022 - Present
  Responsibilities: As the Chief Scientific Officer I am responsible for running the Sarcomatrix technology research program. This involves managing, designing and implementing internal and external studies. No Salary.

Other business experience in the past three years:

- Employer: Strykagen
  Title: Chief Scientific Officer
  Dates of Service: October, 2013 - Present
  Responsibilities: As the Chief Scientific Officer I am responsible for running the Strykagen technology research program. This involves managing, designing and implementing internal and external studies.

Other business experience in the past three years:

- Employer: University of Nevada, Reno
  Title: Research Assistant Professor
  Dates of Service: August, 2009 - Present
  Responsibilities: As a Research assistant professor I am responsible for managing, designing and implementing internal and external studies. I write grants and manuscripts for publication.

Name: Dean Josef Burkin

Dean Josef Burkin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: May, 2022 - Present
  Responsibilities: Member of the board; No salary.

Name: Michael J.M. Hitchcock

Michael J.M. Hitchcock's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Board Member
  Dates of Service: March, 2023 - Present
  Responsibilities: Member of the Board; No salary.

Other business experience in the past three years:

- Employer: Renogenyx
  Title: Non-Executive Chairman
  Dates of Service: October, 2020 - Present
  Responsibilities: Founder, Advisor

Other business experience in the past three years:

- Employer: Biomea Fusion
  Title: Member of Board
  Dates of Service: March, 2021 - Present
  Responsibilities: Board member, Chair of Compensation Committee

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the Common Stock you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance
Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Common Stock in the amount of up to $1.235M in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

We may never have an operational product or service
It is possible that there may never be an operational laminin-111, S-969 or other Sarcmatrix research assets or that the product may never be used to engage in transactions. It is possible that the failure to release the product or service is the result of a change in business model upon the Company's making a determination that the business model, or some other factor, will not be in the best interest of the Company. In addition, the failure to launch a product or service can result in significant losses of time and resources. Even if a product or service is launched, low adoption rates can result in lackluster revenue and diminished market share.

Some of our products are still in the prototype phase and might never be operational products
Developing new products and technologies can be a complex process that involves significant risks and uncertainties. Technical challenges, design flaws, manufacturing defects, and regulatory hurdles can all impact the success of a product or service. It is possible that there may never be an operational product or that the product may never be used to engage in transactions. It is possible that the failure to release the product is the result of a change in business model upon the Company and making a determination that the business model, or some other factor, will not be in the best interest of the Company and its stockholders.

Developing new products and technologies entails significant risks and uncertainties
Competition can be intense in many markets, and a failure to keep up with competitors or anticipate shifts in market dynamics can lead to revenue declines or market share losses. We are currently in the research and development stage and have only manufactured a prototype for our product. Delays or cost overruns in the development of our product and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design, and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our Company, you will only be paid out if there is any cash remaining after all of the creditors of our Company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

Our new product could fail to achieve the sales projections we expect
Our growth projections are based on the assumption that with an increased advertising and marketing budget, our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new

products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Sarcomatrix Therapeutics, Corp. was formed on May 20, 2022. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Sarcomatrix Therapeutics, Corp. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that laminin-111 or S-969 is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions
Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape
Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them
Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business
Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design,

development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

We rely on third parties to provide services essential to the success of our business
Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Sarcomatrix Therapeutics, Corp. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Sarcomatrix Therapeutics, Corp. could harm our reputation and materially negatively impact our financial condition and business.

Economic and market conditions
The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events
The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity
The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Regulatory Risks
Regulatory approval processes for new drugs are highly stringent, with multiple phases of clinical trials required before a drug can be brought to market. Success in pre-clinical studies does not guarantee progression through clinical trials or eventual approval by regulatory bodies such as the FDA, EMA, or other global regulatory agencies.

Scientific and Development Risks
The scientific research and development process is inherently uncertain. Despite promising early data, there is no assurance that our pre-clinical drug will prove to be safe and effective in human subjects or that it will meet the necessary efficacy endpoints to justify continued development.

Financial and Funding Risks
Drug development is a capital-intensive process that often requires significant financial investment over many years. There is a risk that the company may face difficulties securing additional funding required to complete the development process. Insufficient funding can delay or halt development projects, potentially diminishing the value of your investment.

Market and Competition Risks
The pharmaceutical market is highly competitive, with many companies working to develop treatments for the same conditions. In addition, even if we negotiate and enter into the License Agreement, we will not be the exclusive licensee of the Intellectual Property, which means that we may be subject to direct competition. Even if our pre-clinical drug reaches the market, there is no guarantee it will achieve commercial success, especially if competitors develop more effective, safer, or less expensive treatments.

Intellectual Property Risks

The success of our venture also depends on the strength and protection of our intellectual property rights. Any failure to obtain or protect these rights could significantly affect our ability to develop and commercialize our drug.

Operational Risks
As with any organization, operational risks such as changes in management, key personnel, or strategic partners can impact the development progress. Regulatory, compliance, or legal changes could also impose additional operational challenges.

Timeframe for Development and Returns
The timeframe from pre-clinical development to market approval and commercialization can be lengthy, often taking a decade or more. Consequently, investors should be prepared for a long-term investment before any potential returns are realized.

Health and Pandemic Risks
Global health crises, such as pandemics, can disrupt clinical trials and regulatory processes, leading to delays. These events can impact our operational capabilities, supply chains, and the global economy, posing risks to the investment.

Pre-Clinical Drug Development
Investing in pre-clinical drug development is speculative and involves a high degree of risk. Potential investors should carefully consider their investment objectives and risk tolerance before investing. The company is committed to navigating these challenges with the utmost diligence and transparency, but it is important to acknowledge that investment loss is a possibility and could be total.

We have not yet secured certain certain intellectual property rights required to develop and commercialize our products.
On August 1, 2023, we entered into an Option Agreement with a non-profit entity (the "Option Agreement"), which owns inventions, patents and patent applications, proprietary developments, data, know-how, and/or information relating to methods of treating muscular dystrophy and muscular disorders (the "Third Party IP"). Pursuant to the Option Agreement, we were granted an option, until July 31, 2025, to negotiate (i) a worldwide, royalty-bearing, co-exclusive license (along with a second licensee) with right to sublicense, the Third Party IP, excepting know-how, to make, have made, practice, use, import, lease, sell, offer to sell, and otherwise commercially exploit the Third Party IP; and (ii) a worldwide, royalty-bearing, non-exclusive license with right to sublicense, under the know-how, to make, have made, practice, use, import, lease, sell, offer to sell, and otherwise commercially exploit the Third Party IP (the "License Agreement"). There are certain conditions precedent for us to exercise the option, including, but not limited to, our obligation to raise a minimum of $2,000,000 ("Conditions Precedent"). The success of our business depends on our ability to satisfy the Conditions Precedent and secure the License Agreement, and if we are able to satisfy the Conditions Precedent, we may be unable to negotiate and enter into the License Agreement, that has acceptable terms, or at all, which would likely materially and adversely affect our ability to develop, market and sell our products, and which could adversely affect our financial condition and ability to operate effectively. NVRIC IP. We also own several trademarks and domain names. Our pending patent applications may not be approved. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights that would prevent, limit, or interfere with our ability to market or sell our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our products. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results.   From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease selling one or more of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations.

We do not own our certain intellectual property on which we will rely to development, market and sell our products.
Even if we negotiate and enter into the License Agreement, if we fail to comply with the terms of the License Agreement and ere to default under the License Agreement and lose our ability to use the Third Party IP, it would have a material adverse impact on our business, financial condition, operating results and prospects, and you could lose your investment. In addition, even if we enter into the License Agreement, we will not be the exclusive licensee of the Intellectual Property, which means that we may be subject to direct competition.

Our intellectual property could be unenforceable or ineffective.
One of our most valuable assets is our intellectual property that we own and are seeking to license. We have filed various patents, trademarks and other intellectual property and are seeking to license the Third Party IP. We also own several trademarks and domain names. Our pending patent applications may not be approved. In addition, companies, organizations, or individuals, including competitors, may hold or obtain patents, trademarks, or other proprietary rights

that would prevent, limit, or interfere with our ability to market or sell our products, which would make it more difficult for us to operate our business. These third parties may have applied for, been granted, or obtained patents that relate to intellectual property, which competes with our intellectual property or technology. This may require us to develop or obtain alternative technology, or obtain appropriate licenses under these patents, which may not be available on acceptable terms or at all. Such a circumstance may result in us having to significantly increase development efforts and resources to redesign our products. There is a risk that our means of protecting our intellectual property rights may not be adequate, and weaknesses or failures in this area could adversely affect our business or reputation, financial condition, and/or operating results. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding patents or other intellectual property rights may bring suits alleging infringement of such rights. If we are determined to have infringed upon a third party's intellectual property rights, we may be required to cease selling one or more of our products, pay substantial damages, seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all, and/or establish and maintain alternative branding for our business. We may also need to file lawsuits to protect our intellectual property rights from infringement from third parties, which could be expensive, time consuming, and distract management's attention from our core operations. In addition, intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our patent or other intellectual property protection without obtaining a sublicense, and the Third Party IP Rights, it is likely that our value will be materially and adversely impacted. This could also impair our ability to compete in the marketplace. Moreover, if our patents, trademarks or other intellectual property rights are deemed unenforceable, we will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our patents and other intellectual property rights could prevent us from enforcing them.
Trademark and copyright litigation has become extremely expensive. Even if we believe a competitor is infringing on one or more of our patents or other intellectual property rights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing the same outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our intellectual property rights could have adverse consequences for us, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our intellectual property rights because of the cost of enforcement, your investment in us could be significantly and adversely affected.

Our ability to market and sell our products is dependent on our compliance with governmental regulations such as FDA regulations, Federal Trade Commission regulations and health and safety codes, both domestically and abroad.
Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Dean Burkin	1,800,000	Common Stock	17.9282868526%
Ryan Wuebbles	1,500,000	Common Stock	14.9402390438%
David Craig	1,200,000	Common Stock	11.9521912351%
David Maine	1,200,000	Common Stock	11.9521912351%

The Company's Securities

The Company has authorized Common Stock, and Convertible Note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 494,000 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 5,700,000 outstanding.

Voting Rights

One vote per share. Please see voting rights of securities sold in this offering below.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The total amount outstanding does not include 50,000 shares to be issued to stock options, reserved but unissued.

Convertible Note

The security will convert into Preferred stock and the terms of the Convertible Note are outlined below:

Amount outstanding: $125,000.00
Maturity Date: December 31, 2027
Interest Rate: 6.0%
Discount Rate: 20.0%
Valuation Cap: $10,000,000.00
Conversion Trigger: Qualified Financing

Material Rights

There are no material rights associated with Convertible Note.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Type of security sold: Convertible Note
  Final amount sold: $125,000.00
  Use of proceeds: Research and SG&A
  Date: March 28, 2023
  Offering exemption relied upon: Section 4(a)(2)

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $600.00
  Number of Securities Sold: 5,700,000
  Use of proceeds: Startup funds; founders stock
  Date: May 20, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

Taking into account our current financial projections and funding, including the $2M Phase 2b grant from NIH designated for pre-IND research and development of S-969, our non-dilutive monthly burn rate is approximately $83K under the Strykagen/Sarcomatrix collaboration, allowing us 18+ months of operational runway without revenue generation. This estimation, however, now explicitly considers the additional financial obligations and potential challenges tied to securing the IP license agreement with NVRIC and UNR. These include the imminent $20K payment to lock down the license at the commencement of the 6-month negotiation period and the ongoing costs associated with finalizing the license agreement within this timeframe. These factors are critical to our ability to proceed with the development of S-969, and their associated costs and timeline implications have been integrated into our operational forecast, ensuring that our pursuit of the IP is fully accounted for in our planning.

Foreseeable major expenses based on projections:

Major expenses include costs associated with securing a license for our IP, our clinical trials, regulatory filings, and approvals, manufacturing scale-up, and marketing for commercialization. Additionally, ongoing investments in R&D, legal and professional fees, and expanding the workforce will contribute to future expenses.

Future operational challenges:

Challenges include

- Securing the license agreement for the Company's IP.

- Navigating regulatory approvals efficiently.

- Scaling production to meet potential market demand.

- Maintaining the innovation edge in a competitive market.

- Ensuring sustained funding until revenue generation commences.

Future challenges related to capital resources:

Securing additional funding to cover the gap until revenue generation or balancing investment in R&D with operational costs. In addition, managing investor expectations with the progression of clinical trials and market entry can be a challenge. As stated above, we will also need to invest capital resources to secure the company's IP.

Future milestones and events:

Our current priority is securing the IP that is crucial to the company's operations. Completion of successful first-in-human clinical trials & securing additional partnerships or collaborations for manufacturing and distribution. Ongoing development of new therapeutics and potential expansion into new markets may be a challenge as well.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of March 1, 2024, the Company has capital resources available in the form of a capital contribution or shareholder loan in the amount of $125,000, and $36,803.32 cash on hand.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are required to support complete Investigational New Drug (IND) approval from the FDA, allowing for first in human (FIH) studies.

For a pre-clinical pharmaceutical asset that has completed small animal studies, phase 1 safety studies, and target identification with a lead compound, moving towards an Investigational New Drug (IND) application involves several critical steps. These initiatives are essential for demonstrating the safety, manufacturing quality, and scientific rationale behind the proposed clinical study to regulatory bodies such as the FDA in the United States. Below is a list of important IND-enabling initiatives:

<u>Toxicology Studies:</u>

Conduct comprehensive toxicology studies in both small and large animal models to evaluate the safety profile of the lead compound. These studies should assess acute, sub-acute, and chronic toxicity, including genotoxicity and carcinogenicity, if applicable.

<u>Pharmacokinetics (PK) and Pharmacodynamics (PD) Studies:</u>

Perform detailed PK studies to understand the absorption, distribution, metabolism, and excretion (ADME) properties of the compound. PD studies are also crucial to correlate the drug's effects with its concentration in the system, helping to define the therapeutic window.

<u>Formulation Development:</u>

Develop and optimize the formulation of the lead compound for clinical use. This includes ensuring the stability, bioavailability, and manufacturability of the drug product. Dosage form development is critical for ensuring the drug's efficacy and patient compliance.

Scale-up and GMP Manufacturing:

Scale up the manufacturing process to produce the compound under Good Manufacturing Practices (GMP) conditions. This ensures that the drug product is consistently produced and controlled according to quality standards suitable for human use.

Safety Pharmacology Studies:

Conduct safety pharmacology studies to evaluate the potential risks of the lead compound on vital systems, primarily the cardiovascular, respiratory, and central nervous systems.

Regulatory Strategy and Pre-IND Meeting:

Develop a comprehensive regulatory strategy and request a Pre-IND meeting with the FDA or the relevant regulatory agency. This meeting is an opportunity to receive feedback on the planned IND submission, including study designs, necessary data for IND application, and regulatory pathways.

Environmental Analysis:

Conduct an environmental assessment or provide an environmental impact statement if required, to evaluate the potential environmental effects of the drug's manufacture and use.

Clinical Trial Design and Protocol Development:

Begin drafting the clinical trial protocol, including objectives, design, methodology, statistical considerations, and organization. This is pivotal for Phase I clinical trial planning and execution.

Investigator’s Brochure (IB) Preparation:

Compile an Investigator's Brochure that includes pre-clinical data, any available clinical data, and information on the investigational compound to inform clinical investigators.

IND Application Compilation:

Assemble the IND application, integrating all the data from toxicological, pharmacological, pharmaceutical, and clinical studies, along with proposed clinical trial protocols and investigator information.

These steps are fundamental for ensuring that the transition from pre-clinical development to the clinical stages is smooth and compliant with regulatory standards. Each of these initiatives contributes to building a comprehensive package that supports the safety and efficacy rationale for the investigational compound, paving the way for clinical trials in humans.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 18 of months / 1.5 years. This is based on a current monthly burn rate of $8,377 for expenses related to Research and Development, Consultants, Software and Subscriptions, Legal and Professional Fees, Licenses and Regulatory Filings. Sarcomatrix burn rate is ~8K per month as there are no salaries paid, and most expenses relate to T&E for conference and investor meetings, plus consultants from time to time to address critical issues like quality control, or advising on clinical development.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 36 of months / 3 years. This is based on a current monthly burn rate of $139,000 for expenses related to Research and Development, Consultants, Software and Subscriptions, Legal and Professional Fees, Licenses and Regulatory Filings.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

After our CF, the Company has contemplated additional future sources of capital after our CF including the Battle Born Fund, and economic development fund for the State of Nevada will match 1:1 up to $1M at terms equal to this raise.

Indebtedness

- Creditor: American Express National Bank
  Amount Owed: $20,010.00
  Interest Rate: 8.96%
  Maturity Date: March 27, 2026

- Creditor: Convertible Note
  Amount Owed: $125,000.00
  Interest Rate: 6.0%
  Maturity Date: December 31, 2027

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $14,250,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation was not calculated on a fully diluted basis. In making this calculation, we have not included reserved options with a right to acquire shares. The calculation is as follows:

Issued and Outstanding Common Stock (5.7M) x PPS ($2.50) = PMV ($14.25M)

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $125,000 in Convertible Notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

The PMV was determined by applying a derived multiplier to the Company's projected future financial performance (post-commercialization; discounted for present value).

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fee
  94.5%

StartEngine Service Fee

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  20.0%
  We will use 20% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  20.0%
  We will use 20% of the funds raised to purchase inventory for the Company's laminin-111 and S-969 in preparation of completing research and development and to gain investigational new drug (IND) approval in the US and EU.

- Company Employment
  14.5%
  Company Employment: We will use 14.5% of the funds to hire key personnel for daily operations, including the following roles: Office Administration, Sales and Marketing & Customer service. Wages to be commensurate with training, experience and position.

- Working Capital
  40.0%
  We will use 40% of the funds for working capital to cover expenses for the initial launch, product expansion as well as ongoing day-to-day operations of the Company.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at http://www.sarcomatrix.com (sarcomatrix.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/sarcomatrix

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Sarcomatrix Therapeutics Corporation

[See attached]

SARCOMATRIX THERAPEUTICS CORPORATION

FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT 1

FINANCIAL STATEMENTS:

Balance Sheets 2

Statements of Operations 3

Statements of Changes in Stockholders' Equity 4

Statements of Cash Flows 5

Notes to Financial Statements 6

SET APART FS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Sarcomatrix Therapeutics Corporation
Reno, Nevada

We have reviewed the accompanying financial statements of Sarcomatrix Therapeutics Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 20, 2024
Los Angeles, California

SARCOMATRIX THERAPEUTICS CORPORATION

BALANCE SHEETS

(UNAUDITED)

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	36,803	$	-
Total Current Assets		**36,803**		**-**
Total Assets	**$**	**36,803**	**$**	**-**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	9,366	$	-
Current Portion of Loan Payable		9,528		-
Total Current Liabilities		**18,894**		**-**
Loan Payable		10,482		-
Convertible Notes		100,000		-
Accrued Interest on Convertible Notes		2,848		-
Total Liabilities		**132,223**		**-**
STOCKHOLDERS EQUITY				
Common Stock		570		570
Additional Paid in Capital		7,385		-
Subscription Receivable		-		(570)
Retained Earnings/(Accumulated Deficit)		(103,375)		-
Total Stockholders' Equity		**(95,420)**		**-**
Total Liabilities and Stockholders' Equity	**$**	**36,803**	**$**	**-**

See accompanying notes to financial statements.

SARCOMATRIX THERAPEUTICS CORPORATION

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ -	$ -
Cost of Goods Sold	-	-
Gross profit	-	-
Operating expenses		
General and Administrative	65,120	-
Sales and Marketing	32,128	-
Total operating expenses	97,248	-
Operating Income/(Loss)	(97,248)	-
Interest Expense	6,127	-
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(103,375)	-
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (103,375)**	**$ -**

See accompanying notes to financial statements.

SARCOMATRIX THERAPEUTICS CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock Shares	Common Stock Amount	Additional Paid In Capital	Subscription Receivable	Retained earnings/ (Accumulated Deficit)	Total Shareholder Equity
Balance—December 31, 2021						
Issuance of Stock	5,700,000	$ 570		$ (570)		$ -
Net income/(loss)					-	-
Balance—December 31, 2022	**5,700,000**	**$ 570**	**-**	**(570)**	**$ -**	**$ -**
Capital Contribution	-	-	7,385	570		7,955
Net income/(loss)					(103,375)	(103,375)
Balance—December 31, 2023	**5,700,000**	**$ 570**	**$ 7,385**		**$ (103,375)**	**$ (95,420)**

See accompanying notes to financial statements.

SARCOMATRIX THERAPEUTICS CORPORATION
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(103,375)	$	-
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Credit Cards		9,366		-
Accrued Interest on Convertible Notes		2,848		
Net cash provided/(used) by operating activities		**(91,161)**		**-**
CASH FLOW FROM INVESTING ACTIVITIES				
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		7,955		-
Borrowing on Loan Payable		25,000		-
Repayment of Loan Payable		(4,990)		-
Borrowing on Convertible Notes		100,000		-
Net cash provided/(used) by financing activities		**127,964**		**-**
Change in Cash		36,803		-
Cash—beginning of year		-		-
Cash—end of year	**$**	**36,803**	**$**	**-**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	3,279	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Sarcomatrix Therapeutics Corporation was incorporated on May 20, 2022 in the state of Delaware. The financial statements of Sarcomatrix Therapeutics Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Reno, Nevada.

Sarcomatrix, Inc. is a bio-pharmaceutical company pioneering novel therapeutics that leverage our understanding of muscle biology and tissue regeneration to develop therapies that have potential for broad clinical applicability across multiple disease areas of high unmet need. Our current focus is muscular dystrophy. Muscular dystrophy, a rare disease without a cure, reduces a patient's average life expectancy to 26 years. Our goal is to more than double their life expectancy. Our IP protected vast portfolio of small molecules $\alpha 7\beta 1$ integrin activators and proteins, used as single agents or in combination with cell/gene therapy, may ultimately cure muscular dystrophy.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023 and 2022, the Company's cash & cash equivalents did not exceed FDIC insured limits.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, restricted cash, accounts receivable, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Subscription Receivable

The Company records stock issuances at the effective date. If the subscription is not funded upon issuance, the Company records a subscription receivable as an asset on a balance sheet. When subscription receivables are not received prior to the issuance of financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the subscription is reclassified as a contra account to stockholders' equity on the balance sheet.

Income Taxes

The Company is taxed as a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled to, in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, Revenue from Contracts with Customers: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

Sarcomatrix is a preclinical stage-rare disease pharmaceuticals company. The company will generate revenue from developing small-molecule and protein best-in-class therapies that may significantly extend and improve the quality of life for those living with muscle diseases.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022 amounted to $32,128 and $0, respectively, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 20, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares of Common Stock at a par value of $0.0001. As of December 31, 2023, and December 31, 2022, 5,700,000 shares were issued and outstanding.

4. DEBT

Loan Payable

The Company had an outstanding term loan payable; details are as follows:

					For the Year Ended December 2023			For the Year Ended December 2022		
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Current Portion	Non-Current Portion	Total Indebtedness	Current Portion	Non-Current Portion	Total Indebtedness
American Express National Bank- Loan	$ 25,000	8.98%	3/23/2023	3/27/2026	$ 9,528	$ 10,482	$ 20,010	$ -	$ -	$ -
Total					**$ 9,528**	**$ 10,482**	**$ 20,010**	$ -	$ -	$ -

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023		
2024	$	9,528
2025		9,528
2026		954
2027		-
2028		-
Thereafter		-
Total	**$**	**20,010**

Convertible Note(s)

Below are the details of the convertible notes:

					For the Year Ended December 2023				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Convertible Note 2023A Note Series	$ 25,000	6.00%	11/14/2023	12/31/2027	193	193	-	25,000	25,193
Convertible Note 2023A Note Series	$ 25,000	6.00%	11/14/2023	12/31/2027	193	193	-	25,000	25,193
Convertible Note 2023A Note Series	$ 25,000	6.00%	03/28/2023	12/31/2027	1,142	1,142	-	25,000	26,142
Convertible Note 2023A Note Series	$ 25,000	6.00%	02/13/2023	12/31/2027	1,319	1,319	-	25,000	26,319
Total	**$ 100,000**				**$ 2,848**	**$ 2,848**	**$ -**	**$ 100,000**	**$ 102,848**

The convertible notes are convertible into common shares at a conversion price. The outstanding principal amount of the Notes and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.80, and (ii) the quotient resulting from dividing $10,000,000 by the number of outstanding shares of Common Stock of the Company immediately prior to the Qualified Financing. Since the conversion feature is convertible into variable number of shares and does not have fixed-for-fixed features, the conversion feature was not bifurcated and recorded separately.

5. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(21,709)	$	-
Valuation Allowance		21,709		-
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,		2023		2022
Net Operating Loss	$	(21,709)	$	-
Valuation Allowance		21,709		-
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carry-forward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $103,375, and the Company had state net operating loss ("NOL") carryforwards of approximately $103,375. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

6. RELATED PARTY

There are no related party transactions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through March 20, 2024, which is the date the financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $97,248, an operating cash outflow of $91,161, and liquid assets in cash of $36,803, which are less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

GET A PIECE OF SARCOMATRIX

Building Strength, Building Futures

Sarcomatrix is in the pre-revenue and pre-commercialization stages of development. The Company is in pursuit of a license agreement for certain intellectual property ("IP") with the University of Nevada, Reno. We're committed to enhancing the lives of those with muscle ...

Show more

Get Equity

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


SARCOMATRIX
Where Hope Grows Stronger

$0 Raised

REASONS TO INVEST

- Sarcomatrix is working to unveil novel therapeutics that we believe will disrupt the $2B Duchenne Muscular Dystrophy market, where current treatments merely delay progression.
- With a projected $18B global market by 2030 and Duchenne Muscular Dystrophy representing a quarter of all muscular dystrophies, we believe our approach holds disruptive medical potential.
- We've secured $8M in NIH grants in combination with our research partner, Strykagen. Your investment helps to fuel our mission-driven approach to reshape treatment paradigms in the biotech sector.

Get Equity
$2.50 Per Share

RAISED	INVESTORS
$0	---
MIN INVEST	**VALUATION**
$500	$14.25M

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

TEAM



David Craig • President, CEO and Chairman of the Board

With over 30 years experience developing products in the life sciences industry, David has worked in building biotechnology companies and supporting their initial fundraising efforts, growth and commercialization. He has previously held senior positions at ...

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David Alan Maine • Chief of Staff

I'm an economist who is valued as a decision-support partner with company founders, co-founders, and academic professors. By providing distinct analysis, data sourcing, market research, financial modeling, business acumen and critical decision-making, I ...

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Ryan David Wuebbles • Chief Scientific Officer

Dr. Ryan Wuebbles received his PhD in 2009 from the University of Illinois. He been involved in researching muscular dystrophy causes and therapeutics for over 20 years, including 15 years working with Dr. Burkin developing the Laminin and small molecule ...

Read More

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THE PITCH

Innovative Therapeutics for Longer and Stronger Lives



Building Strength.
Building Futures.
We believe our programs allow us to tackle the complexities of muscle diseases from multiple angles, potentially offering a holistic approach to treatment

At Sarcomatrix, our innovative approach aims to target the root causes of neuromuscular disorders, such as Muscular Dystrophy, Sarcopenia, and Cachexia, rather than merely addressing symptoms–offering a promising pathway towards a better quality of life. We believe this bold strategy positions us uniquely in the biotech landscape. With NIH grants, a visionary CEO, and an anticipated backing from Battle Born Venture, we aim to redefine standards of care and are gearing up for first-in-human clinical trials and an IND filing. Our mission is deeply rooted in scientific advancements, leveraging breakthroughs in muscle regeneration to offer hope to those affected by these debilitating conditions.

THE PROBLEM & OUR SOLUTION

Effective Treatments Powered by Science

Our Science

One of the Industry-Leading Muscle Wasting Platforms

By regenerating and stabilizing, we believe our anticipated flagship drugs, **S-969** and **LAM-111** can represent a major breakthrough in treating a range of muscular disorders



At Sarcomatrix, we're dedicated to addressing the pressing issue of muscle wasting diseases, starting with muscular dystrophies and expanding to include conditions like cachexia and sarcopenia. Our method is comprehensive: not only do we address muscle weakness, but we also provide crucial support to the diaphragm and heart, enhancing overall quality of life and extending longevity for the 14 million individuals facing neuromuscular disorders daily.



S-969

By boosting α7β1 integrin levels, S-969 seeks to promote muscle regeneration and address muscle-wasting disorders.

LAM-111

On the other hand, is a protein replacement treatment designed to substitute defective laminin proteins with functional ones



Laminin polymerization domains
α1
LAM-111
Nidogen
β1
γ1
Agrin
α7β1 Integrin
α Dystroglycan

**Images are computer-generated versions. Product is still currently under development*

With a focus on supporting vital muscle functions, our programs include a small molecule program and a protein replacement initiative. These dual pathways have the potential to allow us to tackle the complexities of muscle diseases from multiple angles, offering a holistic approach to treatment. Grounded in extensive research on the interaction between muscle cells and the Extracellular Matrix (ECM), our innovative approach focuses on targeting α7β1 integrin and laminin. Through our robust drug discovery platform and proprietary screening system, we're seeking to develop a portfolio of compounds with the potential to restore normal muscle function.

THE MARKET & OUR TRACTION

Fueling Hope and Empowering Progress

Sarcomatrix is advancing two anticipated flagship drugs, S-969 and LAM111, with the backing of $8 million in NIH grants. The Duchenne Muscular Dystrophy market, currently valued at $2 billion[1], presents immense growth potential, projected to soar to $18 billion worldwide by 2030[2]. With exclusive worldwide product licensing, active Orphan Drug applications, and anticipated strategic funding initiatives like the Battle Born Venture Fund soft circled, we believe we're positioned for substantial traction and market impact.



The Duchenne Muscular Dystrophy Market
$2B
Current Value
$18B
Potential Value by 2030
Our Traction
75+ Patents
in the process of securing
130+ Years
of combined experience
20+ Medicines
delivered to the public

Source

We're in the process of securing a license for a patent portfolio consisting of over 75 patents, which could help us protect drugs like S-969 and LAM111. With a solid foundation of IP in the works, a powerhouse team of geneticists, chemists, and innovators with 130+ years of experience and a track record of delivering over 20 medicines to the public, Sarcomatrix is on track to revolutionize treatment strategies for muscle disorders.

why invest

Muscle Matters


Together, let's make
a real-world difference
Invest in a better tomorrow, where pioneering biotech meets compassionate innovation

Invest in Sarcomatrix, where our anticipated pioneering biotech has the potential to meet compassionate innovation. With a mission to improve lives affected by muscle diseases, we feel that Sarcomatrix is on the brink of groundbreaking clinical trials, offering investors a chance to become vital allies in the battle against muscular disorders, and part of our transformative journey. The potential to reshape the Duchenne Muscular Dystrophy community is truly profound.

Join us as we embark on our first non-human primate study, a crucial step towards bringing life-changing treatments to those in need. Together, let's make a real-world difference.

ABOUT

HEADQUARTERS
450 Sinclair St
Reno, NV 89501

WEBSITE
View Site

Sarcomatrix is in the pre-revenue and pre-commercialization stages of development. The Company is in pursuit of a license agreement for certain intellectual property ("IP") with the University of Nevada, Reno. We're committed to enhancing the lives of those with muscle diseases, and with two major assets nearing first-in-human clinical trials, [supported by $8M in NIH grants], including $2M to complete pre-clinical research, we're seeking to transform treatment possibilities and shape a healthier future.

TERMS

Sarcomatrix

Overview

PRICE PER SHARE
$2.50

VALUATION
$14.25M

DEADLINE
Jul. 30, 2024 at 6:59 AM UTC

FUNDING GOAL
$15k - $1.24M

Breakdown

MIN INVESTMENT
$500

OFFERING TYPE
Equity

MAX INVESTMENT
$1,235,000

ASSET TYPE
Common Stock

MIN NUMBER OF SHARES OFFERED
6,000

SHARES OFFERED
Common Stock

MAX NUMBER OF SHARES OFFERED
494,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Financials

Risks

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives & Bonuses*

Time-Based Perk

Early Bird

Invest $5,000+ within the first 2 weeks | 2% bonus shares

Invest $10,000+ within the first 2 weeks | 3% bonus shares

Invest $25,000+ within the first 2 weeks | 4% bonus shares

Invest $50,000+ within the first 2 weeks | 5% bonus shares

Flash Perks

Invest $5,000+ between June 15th to June 22nd and receive 5% bonus shares

Invest $5,000+ between July 1st to July 8th and receive 5% bonus shares

Amount-Based Perks

Tier 1 Perk — Invest $2,000+ and receive Company Newsletter Updates

Tier 2 Perk — Invest $5,000+ and receive Company Newsletter Updates + 1% bonus shares

Tier 3 Perk — Invest $10,000+ and receive Company Newsletter Updates + exclusive invitations to company events + 1% bonus shares

Tier 4 Perk — Invest $25,000+ and receive Company Newsletter Updates + exclusive invitations to company events + direct communication channels with the company's leadership via email + 1% bonus shares

Tier 5 Perk — Invest $50,000 and receive Company Newsletter Updates + exclusive invitations to company events + direct communication channels with the company's leadership via email + ability to provide insight/feedback into the Company's research and development process + 1% bonus shares

Loyalty Perk

As you are a reservation holder or physician treating individuals living with muscular dystrophy, have a family member with muscular dystrophy, or a friend of someone living with muscular dystrophy in Sarcomatrix, you are eligible for additional bonus shares (5%)

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Owners' Bonus

Sarcomatrix Therapeutics Corporation will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.50 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $250. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus, the Loyalty Bonus and the Reservation Holders Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Sarcomatrix.

JOIN THE DISCUSSION

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HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

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IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

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Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors. Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

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StartEngine Marketplace ("SE Marketplace") is a website operated by StartEngine Primary, LLC ("SE Primary"), a broker-dealer that is registered with the SEC and a member of FINRA and the SIPC.

StartEngine Secondary ("SE Secondary") is our investor trading platform. SE Secondary is an SEC-registered Alternative Trading System ("ATS") operated by SE Primary that matches orders for buyers and sellers of securities. It allows investors to trade shares purchased through Regulation A+, Regulation Crowdfunding, or Regulation D for companies who have engaged StartEngine Secure LLC as their transfer agent. The term "Rapid," when used in relation to transactions on SE Marketplace, specifically refers to transactions that are facilitated on SE Secondary, This is because, unlike with trades on the StartEngine Bulletin Board ("SE BB"), trades on SE Secondary are executed the moment that they are matched.

StartEngine Bulletin Board ("SE BB") is a bulletin board platform on which users can indicate to each other their interest to buy or sell shares of private companies that previously executed Reg CF or Reg A offerings not necessarily through SE Primary. As a bulletin board platform, SE BB provides a venue for investors to access information about such private company offerings and connect with potential sellers. All investment opportunities on SE BB are based on indicated interest from sellers and will need to be confirmed. Even if parties express mutual interest to enter into a trade on SE BB, a trade will not immediately result because execution is subject to additional contingencies, including among others, effecting of the transfer of the shares from the potential seller to the potential buyer by the issuer and/or transfer agent. SE BB is distinct and separate from SE Secondary. SE Secondary facilitates the trading of securities by matching orders between buyers and sellers and facilitating executions of trades on the platform. By contrast, under SE BB, SE Primary assists with the facilitation of a potential resulting trade off platform including, by among other things, approaching the issuer and other necessary parties in relation to the potential transaction. The term "Extended", when used in relation to transactions on SE Marketplace denotes that these transactions are conducted via SE BB, and that these transactions may involve longer processing times compared to SE Secondary for the above-stated reasons.

Even if a security is qualified to be displayed on SE Marketplace, there is no guarantee an active trading market for the securities will ever develop, or if developed, be maintained. You should assume that you may not be able to liquidate your investment for some time or be able to pledge these shares as collateral.

The availability of company information does not indicate that the company has endorsed, supports, or otherwise participates with StartEngine. It also does not constitute an endorsement, solicitation or recommendation by StartEngine. StartEngine does not (1) make any recommendations or otherwise advise on the merits or advisability of a particular investment or transaction, (2) assist in the determination of the fair value of any security or investment, or (3) provide legal, tax, or transactional advisory services.

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Think of the strongest person you know…

Now picture them struggling to lift a simple cup of coffee.

Every day, over 14 million people battle some form of neuromuscular disorder. These disorders don't just mean a degeneration of muscle—they can mean a loss of independence, hope, and ultimately lives. Chances are, you already know someone battling these disorders. It could be a parent. A spouse. Or a friend.

At Sarcomatrix, we are on a mission to pioneer the stabilization and regeneration of muscle tissue through groundbreaking medications. This bold approach to target the root causes, rather than just the symptoms, is what can set us apart from virtually every other biotech company.

And our vision is anything but modest—we aim to address a $10 billion market opportunity spread across three of the most pressing neuromuscular disorders:

Muscular Dystrophy;

Sarcopenia

And Cachexia

I'm David Craig, CEO of Sarcomatrix. Over the last 37 years of my career in the pharmaceutical industry, I've helped build 7 unique biotech startups. But it wasn't until my brother-in-law, Larry, and my niece, Chloe, faced a harrowing battle against a rare form of Muscular Dystrophy that I decided to take the disorder head-on.

And since Chloe's passing just before filming this video, I'm more determined than ever to save as many lives as I can.

I'm just one part of a team of geneticists, chemists, and innovators with a collective 130 years of experience in bringing more than 20 medicines to the public. Together, we've raised over $8 million in funds from the National Institutes of Health. This funding has propelled us to the current stage of development with our two anticipated flagship drugs—S-969 and LAM111

S-969 is designed to activate a gene responsible for producing $\alpha7\beta1$ integrin, a crucial protein for muscle membrane stability. By boosting $\alpha7\beta1$ integrin levels, S-969 seeks to promote muscle regeneration and address muscle-wasting disorders.

LAM111, on the other hand, is a protein replacement treatment designed to substitute defective laminin proteins with functional ones. This approach aims to stabilize the muscle's structural integrity and enhance its overall stability.

By regenerating and stabilizing, we believe these two drugs can represent a major breakthrough in treating a range of muscular disorders.

We're in the process of securing a license for a patent portfolio consisting of over 75 patents, which could help us protect drugs like S-969 and LAM111.

We believe we're poised to embark on our first non-human primate study, a crucial step in confirming our drugs' effectiveness and safety. It's here that your investment can make a real-world difference.

By investing in Sarcomatrix, you're not just providing financial support; you're becoming a vital ally in the battle against muscular disorders. Together, let's bring a life-changing treatment to those who need it most.

Invest in Sarcomatrix today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Exhibit G to Form C

Test The Waters Materials

Sarcomatrix is taking reservations for a possible, upcoming round. Join the waitlist today.

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Watchlist

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GET A PIECE OF SARCOMATRIX

Building Strength, Building Futures

Sarcomatrix is in the pre-revenue and pre-commercialization stages of development. The Company is in pursuit of a license agreement for certain intellectual property ("IP") with the University of Nevada, Reno. We're committed to enhancing the lives of those with muscle ...

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Reserve Now

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.



SARCOMATRIX
Where Hope
Grows Stronger

$56,393.88 Reserved

OVERVIEW | ABOUT | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED $56,393.88

INVESTORS 5

REASONS TO INVEST

believe will disrupt the $2B Duchenne Muscular Dystrophy market, where current treatments merely delay progression.

With a projected $18B global market by 2030 and Duchenne Muscular Dystrophy representing a quarter of all muscular dystrophies, we believe our approach holds disruptive medical potential.

We've secured $8M in NIH grants in combination with our research partner, Strykagen. Your investment helps to fuel our mission-driven approach to reshape treatment paradigms in the biotech sector.

No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy the securities can be accepted and no part of the purchase price can be received until the issuer determines the exemption under which the offering is intended to be conducted. A person's indication of interest involves no obligation or commitment of any kind.

TEAM



David Craig • President, CEO and Chairman of the Board

With over 30 years experience developing products in the life sciences industry, David has worked in building biotechnology companies and supporting their initial fundraising efforts, growth and commercialization. He has previously held senior positions at ...

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David Alan Maine • Chief of Staff

I'm an economist who is valued as a decision-support partner with company founders, co-founders, and academic professors. By providing distinct analysis, data sourcing, market research, financial modeling, business acumen and critical decision-making, I



market research, financial modeling, business acumen and critical decision-making, I ...

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Ryan David Wuebbles • Chief Scientific Officer

Dr. Ryan Wuebbles received his PhD in 2009 from the University of Illinois. He been involved in researching muscular dystrophy causes and therapeutics for over 20 years, including 15 years working with Dr. Burkin developing the Laminin and small molecule ...

Read More

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ABOUT

HEADQUARTERS

450 Sinclair St
Reno, NV 89501

WEBSITE

View Site

Sarcomatrix is in the pre-revenue and pre-commercialization stages of development. The Company is in pursuit of a license agreement for certain intellectual property ("IP") with the University of Nevada, Reno. We're committed to enhancing the lives of those with muscle diseases, and with two major assets nearing first-in-human clinical trials, [supported by $8M in NIH grants], including $2M to complete pre-clinical research, we're seeking to transform treatment possibilities and shape a healthier future.

REWARDS

Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Sarcomatrix.

JOIN THE DISCUSSION

AA

What's on your mind?

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Ice breaker! What brought you to this investment?

HOW INVESTING WORKS

Cancel anytime before 48 hours before a rolling close or the offering end date.

SIGN UP | SUBMIT ORDER | FUNDS IN TRANSIT | FUNDS RECEIVED | FUNDS INVESTED

WHY STARTENGINE?

REWARDS
We want you to succeed and get the most out of your money by offering rewards and memberships!

SECURE
Your info is your info. We take pride in keeping it that way!

DIVERSE INVESTMENTS
Invest in over 200 start-ups and collectibles!

FAQS

What does it mean when I make a reservation?

Once the offering launches, how will I be notified?

Will I be charged?

Can I cancel my reservation?

Important Message
IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital LLC, a funding portal registered **here** with the US Securities and Exchange Commission (SEC) and **here** as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary LLC ("SE Primary"), a broker-dealer registered with the SEC and **FINRA** / **SIPC**. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck **here**. StartEngine Secondary is an alternative trading system (ATS) regulated by the SEC and operated by SE Primary. SE Primary is a member of SIPC and explanatory brochures are available upon request by contacting SIPC at (202) 371-8300.

StartEngine facilitates three types of primary offerings:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice concerning any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy, or completeness of any information. Neither StartEngine nor any of its officers, directors, agents, and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site.

Investing in private company securities is not suitable for all investors. An investment in private company securities is highly speculative and involves a high degree of risk. It should only be considered a long-term investment. You must be prepared to withstand a total loss of your investment. Private company securities are also highly illiquid, and there is no guarantee that a market will develop for such securities. Each investment also carries its own specific